SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                        ---------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                           (Amendment No. ____ )*

                       Packaging Dynamics Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   common stock, par value $.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 695160101
-------------------------------------------------------------------------------
                               (CUSIP Number)

                            G. Douglas Patterson
                           DCBS Investors, L.L.C.
                            CB Investors, L.L.C.
                            3900 West 43rd Sreet
                          Chicago, Illinois 60632
                         Telephone: (773) 843-8000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                July 1, 2002
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                       (Continued on following pages)
                           (Page 1 of 11 Pages)

--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695160101                 13D                  Page  2  of  11 Pages
------------------------                                 ---------------------

-------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             DCBS INVESTORS, L.L.C. (I.R.S. IDENTIFICATION NO.36-4258943)
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
      3      SEC USE ONLY

      4      SOURCE OF FUNDS
             OO

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

                                  7       SOLE VOTING POWER
   NUMBER OF                              904,136(1)
    SHARES
 BENEFICIALLY
  OWNED BY                        8       SHARED VOTING POWER
    EACH                                  4,889,697(2)(3)
  REPORTING
   PERSON
    WITH                          9       SOLE DISPOSITIVE POWER
                                          904,136(1)(4)

                                 10       SHARED DISPOSITIVE POWER
                                          4,889,697(2)(3)

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,889,697

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             51.8%

     14      TYPE OF REPORTING PERSON
             OO

--------------------------------------------------------------------------------

------------------------------

         (1) DCBS Investors, L.L.C. ("DCBS") is a managing member of CB Investors, L.L.C. ("CB") and thus, the number of shares with sole voting and dispositive power includes the 167,992 shares owned of record by CB.

         (2) See Item 6 herein. The Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors, L.P. ("Packaging Investors") and DCBS of a member of the board of directors of the Packaging Dynamics Corporation (the "Company") and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging

Investors. Therefore, each Reporting Person may be deemed to have beneficial ownership of the common stock beneficially owned by the other Reporting Person and Packaging Investors. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

         (3) The number of shares with shared voting and dispositive power includes the 736,144 shares owned of record by DCBS and the 167,992 shares owned of record by CB.

         (4) See Item 6 herein. The Stockholders Agreement additionally provides for transfer restrictions on the Company's common stock held by the DCBS, CB and Packaging Investors, including Rights of First Refusal, Drag-Along Rights and Tag-Along Rights.

CUSIP No. 695160101                 13D                   Page  3  of  11 Pages
------------------------                                  ---------------------

-------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             CB INVESTORS, L.L.C. (IRS IDENTIFICATION NO. 36-4302713)
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
      3      SEC USE ONLY

      4      SOURCE OF FUNDS
             OO

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
                                  7       SOLE VOTING POWER
         NUMBER OF                        167,992(1)
          SHARES
       BENEFICIALLY
         OWNED BY                 8       SHARED VOTING POWER
           EACH                           4,889,697(2)(3)
         REPORTING                9       SOLE DISPOSITIVE POWER
          PERSON                          167,992(1)(4)
           WITH
                                 10       SHARED DISPOSITIVE POWER
                                          4,889,697(2)(3)

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,889,697

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             51.8%

     14      TYPE OF REPORTING PERSON
             OO

-------------------------------------------------------------------------------
------------------------------


         (1)      DCBS is a managing member of CB.

         (2) See Item 6 herein. The Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Company's common stock held by DCBS, CB and Packaging Investors. Therefore, each Reporting Person may be deemed to have beneficial ownership of the common stock beneficially owned by the other Reporting Person and Packaging Investors. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

         (3) The number of shares with shared voting and dispositive power includes the 167,992 shares owned of record by CB.

         (4) See Item 6 herein. The Stockholders Agreement additionally provides for transfer restrictions on the Company's common stock held by the DCBS, CB and Packaging Investors, including Rights of First Refusal, Drag-Along Rights and Tag-Along Rights.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Packaging Dynamics Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3900 West 43rd Street, Chicago, Illinois 60632.

Item 2.  Identity and Background.

(a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), and the agreement to the joint filing of this statement, attached hereto as Exhibit 1, the undersigned hereby jointly file this Schedule 13D Statement on behalf of DCBS Investors, L.L.C., a Delaware limited liability company ("DCBS") and CB Investors, L.L.C. , a Delaware limited liability company ("CB"). DCBS and CB are sometimes hereinafter collectively referred to as the "Reporting Persons" and are making this single, joint filing. Although the Reporting Persons, with Packaging Investors, L.P., a Delaware limited partnership ("Packaging Investors"), Group III 31, L.L.C., a Delaware limited liability company ("Group III") and J. Taylor Crandall, an individual ("Mr. Crandall"), may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C of the Schedule 13D, information is included herein with respect to the following persons (collectively, "Item 2 Persons"): Frank V. Tannura ("Mr. Tannura"), Phillip D. Harris ("Mr. Harris") and G. Douglas Patterson ("Mr. Patterson").

(b) and (c) DCBS is a Delaware limited liability company, the principal business of which is to own an equity interest in the Company. The principal business address of DCBS is c/o Packaging Dynamics Corporation, 3900 West 43rd Street, Chicago, Illinois 60632. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each controlling member of DCBS are as follows:


      Name                   Address                 Principal Occupation
      ----                   -------                 --------------------
Frank V. Tannura         3900 West 43rd Street       Chairman of the board of
                         Chicago, Illinois 60632     directors of the Company

Phillip D. Harris        3900 West 43rd Street       President, Chief Executive
                         Chicago, Illinois 60632     Officer and Director of the
                                                     Company

G. Douglas Patterson     100 Tri-State Drive         Vice President of Ivex
                         Suite 200                   Packaging Corporation
                         Lincolnshire, Illinois
                         60069

         CB is a Delaware limited liability company, the principal business of which is to own an equity interest in the Company. The principal business address of DCBS is c/o Packaging Dynamics Corporation, 3900 West 43rd Street, Chicago, Illinois 60632. DCBS and Mr. Tannura are the managing members of CB.

(d) and (e) None of the entities or persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of a letter agreement, dated March 18, 2002, among Ivex Packaging Corporation, a Delaware corporation ("Ivex"), DCBS,
CB and Packaging Investors (the "Letter Agreement," attached hereto as
Exhibit 2), on July 1, 2002, DCBS, CB, Packaging Investors and a wholly-owned subsidiary of Ivex contributed to the Company (the "Contribution") all of the ownership interests in Packaging Holdings, L.L.C. in exchange for 100% of the issued and outstanding Common Stock as follows:


                    Entity                                Number of Shares
                    ------                                ----------------
Packaging Investors............................              3,985,561
DCBS...........................................                736,144
CB.............................................                167,992
Ivex...........................................              4,548,050

No monetary consideration was paid by the Reporting Persons to acquire the shares of Common Stock.

         Messrs. Tannura and Patterson acquired shares of the Common Stock on July 1, 2002 in connection with the distribution by Ivex of its 4,548,050 shares of Common Stock to its stockholders and certain of its option holders; thus, no monetary consideration was paid by Messrs. Tannura or Patterson in acquiring these shares. On July 1, 2002, Messrs. Tannura, Harris and Patterson received immediately vested and exercisable options to purchase shares of Common Stock in connection with the Packaging Dynamics Corporation 2002 Long Term Incentive Stock Plan. No monetary consideration was paid by Messrs. Tannura, Harris or Patterson in acquiring these options.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Common Stock in private transactions.

         In addition, in connection with the Contribution, DCBS, CB, Packaging Investors and the Company entered into the Stockholders Agreement and Registration Rights Agreement (each as described in Item 6 below), which contain provisions regarding, among other things, the acquisition, registration, disposition and voting of shares of Common Stock as well as certain provisions regarding the composition of the Company's board of directors (the "Board").

         Except as disclosed in this Item 4, the Reporting Persons and the
Item 2 Persons do not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

                              Shares with Sole           Shares with Shared         Aggregate Number of
                              ----------------           ------------------         -------------------
                           Voting and Dispositive      Voting and Dispositive       Shares Beneficially        Percentage of Class
                           ----------------------      ----------------------       -------------------        -------------------
          Name                     Power                       Power                       Owned                Beneficially Owned
          ----                     -----                       -----                       ------               ------------------
DCBS                              904,136                 4,889,697(1)(2)             4,889,697(1)(2)                 51.8%
CB                                167,992                 4,889,697(1)(2)             4,889,697(1)(2)                 51.8%
Mr. Tannura                       263,734(3)(4)                  0                      263,734(3)(4)                  2.2%(5)
Mr. Harris                        275,053(3)(4)                  0                      275,053(3)(4)                  1.1%(5)
Mr. Patterson                     120,809(3)(4)                  0                      120,809(3)(4)                  1.1%(5)

----------------------------

         (1) See Item 6 herein. The Stockholders Agreement provides for, under certain conditions, the designation by each of Packaging Investors and DCBS of a member of the board of directors of the Company and the election of each such designated member by all shares of the Common Stock held by DCBS, CB and Packaging Investors. Therefore, each Reporting Person may be deemed to have beneficial ownership of the Common Stock beneficially owned by every other Reporting Person. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

         (2) Includes the number of shares of Common Stock with sole voting and dispositive power.

         (3) Shares beneficially owned include shares held by DCBS as follows: Mr. Tannura, 101,367 shares; Mr. Harris, 106,226 shares; and Mr. Patterson 86,129 shares, reflecting ownership interests in DCBS of 13.77%, 14.43% and 11.70% held by Messrs. Tannura, Harris and Patterson, respectively.

         (4) Shares beneficially owned include immediately vested and exercisable options (the "Options") to purchase shares of Common Stock as follows: Mr. Tannura, option to purchase 55,094 shares; Mr. Harris, option to purchase 168,827 shares; and Mr. Patterson, option to purchase 14,350 shares.

         (5) The calculation of percentage does not include the shares covered by the Options.


(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or Item 2 Persons have effected any transactions with respect to the Common Stock within the 60-day period prior to filing this Schedule 13D.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this statement is hereby incorporated by reference.

         Stockholders Agreement. In connection with the Contribution, the Company, DCBS, CB and Packaging Investors entered into a Stockholders Agreement, dated as of July 1, 2002 (the "Stockholders Agreement"). The Stockholders Agreement provides for Packaging Investors and DCBS each to designate a member of the Board on the following terms:

o Until the date on which Packaging Investors ceases to own at least 20.0% of the outstanding shares of the Common Stock, the Company will, at each annual meeting of the Company's stockholders, nominate or cause to be nominated one individual designated by Packaging Investors for election to the Board, and Packaging Investors, DCBS and CB will vote any shares then owned by any of them to nominate and elect the Packaging Investors designee as a director of the Company.

o Until the date on which DCBS Investors and CB Investors cease to own at least 5.0% of the outstanding shares of the Common Stock, the Company will, at each annual meeting of the Company's stockholders, nominate or cause to be nominated one individual designated by DCBS for election to the Board, and Packaging Investors, DCBS and CB will vote any shares then owned by any of them to nominate and elect the DCBS designee as a director of the Company.

         Packaging Investors, DCBS and CB are also required to vote their shares at a special meeting and take other action in cooperation with any attempt by either Packaging Investors or DCBS to remove its own designee from the Board.

         Until the date when Packaging Investors ceases to own 33.0% of the outstanding Common Stock, the Company is prohibited by the Stockholders Agreement from engaging in, or entering into an agreement to engage in, any of the following without the consent of Packaging Investors:

o any creation, incurrence, guarantee, refinancing or assumption of indebtedness by the Company or any subsidiary in excess of $15 million;

o any acquisition of any business, assets (other than the procurement of assets in the ordinary course of business), securities of, or investment in, or loan or advance to, any person (other than any loans, advances or contributions to any wholly-owned subsidiaries), by the Company or any subsidiary, in any transaction or series of related transactions, in an aggregate amount exceeding $10 million;

o any transfer of assets in excess of $10 million by the Company or any subsidiary (other than in the ordinary course of business and transfers to a wholly-owned subsidiary);

o the issuance by the Company or any subsidiary of any equity securities, except pursuant to the Packaging Dynamics Corporation 2002 Long Term Incentive Stock Plan;

o any merger, consolidation, amalgamation, recapitalization or other form of business combination, or any liquidation, winding up or dissolution of the Company or any material subsidiary (other than a merger of any wholly-owned subsidiaries with and into each other or the Company);

o the Company or any subsidiary engaging in any business other than any of the businesses conducted by the Company or a subsidiary on the date of the Stockholders Agreement;

o any material amendment to the certificate of incorporation or bylaws of the Company or any similar constituent documents of any subsidiary;

o any dividend or distribution with respect to, or any redemption or repurchase of, any equity securities of the Company;

o except as provided in any applicable annual budget, any expenditures, commitments, obligations or agreements by the Company or any subsidiary in excess of $5 million;

o any material transaction or series of related transactions between the Company or any subsidiary, on the one hand, and any party to the Stockholders Agreement or any affiliate of such party, on the other hand; and

o the adoption of any annual budget of the Company prepared for the Company and its subsidiaries for a succeeding fiscal year which is materially inconsistent with the annual budget then in effect, or any material amendment to an annual budget in any fiscal year

         The Stockholders Agreement also provides for transfer restrictions on the Common Stock held by Packaging Investors, DCBS and CB, including the following:

o Notice and Compliance with Securities Laws. Prior to making any voluntary disposition of any of their shares of the Common Stock (other than a disposition to the Company, to any party to the Stockholders Agreement or under an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act")), Packaging Investors, DCBS and CB will notify the Company and refrain from the proposed disposition until notified by the Company that either (1) registration under federal and state securities laws is not required or (2) registration under or compliance with the applicable federal or state securities laws has been effected.

o Right of First Refusal. If DCBS or CB wishes to dispose of any shares of the Common Stock for cash (other than to the Company, to any party to the Stockholders Agreement, to a related party, to its members, partners or stockholders, pursuant to Rule 144 under the Securities Act or under an effective registration statement under the Securities Act), then the Company and Packaging Investors have the right to purchase such shares at the price offered by the third party.

o Drag-Along Right. In the event that Packaging Investors wishes to sell all of its shares of the Common Stock to a third-party purchaser for cash and DCBS and CB have not completely distributed their shares of Common Stock to their respective members, Packaging Investors has the right to require DCBS and CB to sell all shares of their Common Stock to such third-party purchaser for the same per share consideration as would be received by Packaging Investors.

o Tag-Along Right. In the event of a proposed sale to a third party by Packaging Investors or its affiliates of shares of Common Stock representing more than 33.0% of the shares of the Common Stock owned by Packaging Investors as of the date of the Stockholders Agreement, DCBS and CB have the right to require, as a condition to the proposed sale, that the third-party purchaser simultaneously purchase a proportionate number of shares of Common Stock from each of DCBS and CB at the same price per share as that to be received from the third party by Packaging Investors.

         Registration Rights Agreement. Additionally, in connection with the Contribution, the Company, DCBS, CB and Packaging Investors entered into a Registration Rights Agreement, dated as of July 1, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, DCBS, CB and Packaging Investors will have the right to require the Company to register their shares of Common Stock for sale in the public markets. They will also have piggyback registration rights to include their shares in any registration statement the Company files on its own behalf (other than for employee benefit plans and business acquisitions or corporate restructuring) or on behalf of other stockholders. In addition, these stockholders will have the right to request the Company to register their shares of Common Stock on a short-form registration statement on up to three occasions.

         References to, and descriptions of, the Stockholders Agreement and the Registration Rights Agreement in this Item 6 are qualified in their entirety by reference to the copies of the Stockholders Agreement and the Registration Rights Agreement which are filed as Exhibit 3 and Exhibit 4, respectively, to this statement and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

    Exhibit                           Description
    -------                           -----------

       1 Joint Filing Agreement, dated July 10, among DCBS Investors, L.L.C. and CB Investors, L.L.C.

       2 Letter Agreement, dated March 18, 2002, among Ivex Packaging Corporation, DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Investors, L.P.

       3 Stockholders Agreement, dated as of July 1, 2002, among Packaging Dynamics Corporation, DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Investors, L.P.

       4 Registration Rights Agreement, dated as of July 1, 2002, among Packaging Dynamics Corporation, DCBS Investors, L.L.C., CB Investors, L.L.C. and Packaging Investors, L.P.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2002


                                           DCBS INVESTORS, L.L.C.


                                           By: /s/ G. Douglas Patterson
                                               ----------------------------
                                               Name:  G. Douglas Patterson
                                               Title: Managing Member


                                           CB INVESTORS, L.L.C.

                                           By:  DCBS INVESTORS, L.L.C.


                                           By: /s/ G. Douglas Patterson
                                               ----------------------------
                                               Name:  G. Douglas Patterson
                                               Title: Managing Member of
                                                      DCBS Investors, L.L.C.